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Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended				Fiscal Year Ended
	February 28, 2010		March 1, 2009		May 31, 2009		May 25, 2008		May 27, 2007		May 28, 2006		May 29, 2005
(in millions)	(unaudited)
Earnings(1)
Income before taxes and our share in net losses of equity-method investments	$172.1		$193.2		$113.6		$451.2		$530.6		$695.9		$415.6
Add: Fixed Charges	46.8		57.5		75.1		88.4		5.1		5.6		5.0
Less: Interest capitalized	—		—		—		—		—		—		—

Total earnings	$218.9		$250.7		$188.7		$539.6		$535.7		$701.5		$420.6

Fixed Charges(2)
Interest expensed	$45.5		$55.7		$72.7		$85.5		$1.2		$1.9		$1.5
Interest capitalized	—		—		—		—		—		—		—
Estimate of interest in rent expense	1.3		1.8		2.4		2.9		3.9		3.7		3.5

Total fixed charges	$46.8		$57.5		$75.1		$88.4		$5.1		$5.6		$5.0

Ratio of earnings to fixed charges	4.7	x	4.4	x	2.5	x	6.1	x	105.0	x	125.3	x	84.1	x

(1)
The term "earnings" means the amounts resulting from the following: (a) our income before provision for income taxes and our share in net losses of equity-method investments, plus (b) our fixed charges, less (c) our interest capitalized.

(2)
The term "fixed charges" means the amounts resulting from the following: (a) interest expensed, plus (b) our interest capitalized, plus (c) our estimate of the interest component of rent expense.

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  Exhibit 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES